UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number 1-14840

AMDOCS LIMITED

Hirzel House, Smith Street,

St. Peter Port, Island of Guernsey, GY1 2NG

Amdocs, Inc.

625 Maryville Centre Drive, Suite 200, Saint Louis, Missouri 63141

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Shuky Sheffer, President & Chief Executive Officer, Amdocs Management Limited (together with Amdocs Limited the “Company”) is scheduled to meet with investors on Tuesday, December 6, 2022 at the Nasdaq 47th Investor conference at The May Fair Hotel in London. The Company is filing this Form 6-K to furnish certain information to all investors that Mr. Sheffer intends to provide to investors in those meetings.

•

As previously disclosed, the Company entered into a definitive agreement to acquire MYCOM-OSI in May 2022. Recently, the Company and MYCOM-OSI mutually and amicably decided not to move forward with the planned acquisition following a longer than expected regulatory review process in the United Kingdom (that was still not complete). The definitive agreement has been terminated without any payments by either party to the other. This acquisition was not material and the decision not to pursue it is not expected to have an impact on the Company’s guidance.

•

Consistent with the Company’s retirement age policy and the Board’s commitment to board refreshment, Mr. Giora Yaron and Mr. James Kahn will not be nominated for election by the Board in the next annual general meeting of shareholders of the Company, which will take place in January 2023. The Board has decided to nominate Mr. Amos Genish for election to serve as a new director in the next annual general meeting of shareholders of the Company; Mr. Genish is the executive chairman of V.tal, a large fiber operator in Brazil. Mr. Genish also served as chief executive officer of Telecom Italia and is the former president and chief executive officer of Telefonica Brasil (Vivo).

•

The Board has determined that Ms. Sarah Ruth Davis is an “audit committee financial expert” as defined by rules promulgated by the SEC, resulting in the Company’s audit committee having two audit committee financial experts going forward.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

By:	/s/ Matthew E. Smith
Matthew E. Smith
Secretary and Authorized Signatory

Date: December 5, 2022